CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

November 8, 2007

OTC.BB: CPTPF

Capital Alliance Group to be renamed CIBT Education Group Inc.

Capital Alliance Group Inc. (TSX.V: CPT, OTC.BB: CPTPF) reports that the company will formally change its name from Capital Alliance Group Inc. to CIBT Education Group Inc. effective on November 14, 2007. The Company's ticker symbols both in Canada and the United States will remain the same. All business activities and share transactions will continue in the normal course under the new corporate name and trading will continue under the same symbol. Shareholders are not required to make any special arrangement to exchange their share certificates as the name change process for share certificates will take effect automatically at the transfer agent without expiration period and as the share certificates are delivered for transfer.

"We are pleased that the company's re-organization is well under way and has progressed successfully", commented Toby Chu, President and CEO of Capital Alliance Group. "The new name reflects our strategic focus on the global education sector. The company is well funded to aggressively expand its corporate outreach with a solid foundation in North America while expanding our teaching locations throughout China, followed by other parts of Asia including South Korea, Vietnam and the Middle East."

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

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